Cal, Don, Jim, & Jerry:    It was really great seeing everyone in Bend, Oregon.  This email is probably going to seem a little long so just know you don't have to read it or do anything with it.  WE are all at the age of winding down, being retired, etc.  Ok, except that isn't me.  Six years ago I started a little venture called Dining for Charities. I quickly realized that this had potential to be as big as I wanted to take it. At the end of 2019 Dining for Charities was named the NEXT BIG DEAL by the National Association of Broadcasters. Four months later Covid hit and, although that didn't stop us, it did slow expansion down. We currently operate in 6 different states and in 7 markets.  We are opening another 10+ markets by end of the year. And we anticipate being in 100 markets by end of 2024.

The whole purpose of this email is to let you know about this----so in one or two years you won't come back to me asking how come you didn't know about this.

Our goal is to challenge GROUPON as the deal provider in the world while impacting nonprofits/charities in every market that we are in. We have donated over $155,000 to local nonprofits in the markets we are operating in.

Again, I don't expect you to do anything with this---just want to make sure I've shared it with you.  Here is some information about Dining for Charities.

The Dining for Charities (DFC) concept is simple but powerful. We partner with local restaurants and businesses to offer discounted dining vouchers or gift certificates. What sets us apart is that 15% of every voucher sale goes directly to a local charity in that market. Each month, we select different local charities to ensure a wide-reaching positive impact. The model is proven and ready to expand. DFC is currently operating in 6 markets, with 4 currently onboarding and 6 more scheduled to open by the end of the year (among these: Mobile in August, Birmingham and Dothan soon to follow). Check out the DFC site for Columbus, GA where we have raised over $100,000 for local charities!

www.diningforcharitiesga.com

So, this is where you come in. Our first phase of private fundraising was simply reaching out to our Dining for Charities customers. The response was outstanding and unbelievably reaffirming. We are now on to the second phase of the private raise – our family and friends – before opening publicly to investment groups and online platforms around August 1st, 2023. The capital raised will primarily be utilized to hire key staff members on a full-time basis and to boost our marketing efforts, which will enable us to reach more people and support even more charitable causes across the country.

There's a ton more useful information at the private link below, including a short video and a pitch deck. There is even a projected return on investment for a specific amount on the site which can be used to determine what your investment of any amount would project to return. The minimum investment amount has been lowered to $100 to make it accessible for more people. I'm happy to walk you through any of the math on that.

www.wefunder.com/dining.for.charities

As an investor, you would be part of every dollar that DFC raises for charity going forward. That is a powerful social contribution and a major part of what makes me want to get as many of my friends and family involved as I can. Yes, you will receive a nice financial return on your investment along the way, but the opportunity to impact lives around the world will have an immeasurable return. With that said, our initial goal is very attainable and should come quickly. I don't have any expectations from this email – I just want to let you know about it so that you can't say I didn't in a couple of years! I'd love to have you along for the ride, so let me know if you have any questions at all. Thanks a lot for taking the time to read this.